UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 75330 / June 30, 2015

Admin. Proc. File No. 3-16456

In the Matter of

BAMA BIOTECH, INC.,
CHINA INSURE HOLDINGS, INC., AND
CHINA NUTRIFRUIT GROUP, LTD.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Bama Biotech, Inc., China inSure Holdings, Inc., or China Nutrifruit Group, Ltd., and the Commission has chosen not to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Bama Biotech, Inc., China inSure Holdings, Inc., and China Nutrifruit Group, Ltd.[2] The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Bama Biotech, Inc., China inSure Holdings, Inc., and China Nutrifruit Group, Ltd., is hereby REVOKED.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

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[1]   17 C.F.R. § 201.360(d).

[2]   *Bama Biotech, Inc., China inSure Holdings, Inc., China Nutrifruit Group, Ltd.*, *and Sino Clean Energy, Inc.*, Initial Decision Release No. 794 (May 18, 2015), 111 SEC Docket 11, 2015 WL 2353174. The stock symbol and Central Index Key numbers are: 1501804 for Bama Biotech, Inc.; 1497031 for China inSure Holdings, Inc.; and CNGL and 753224 for China Nutrifruit Group, Ltd.

INITIAL DECISION RELEASE NO. 794
ADMINISTRATIVE PROCEEDING
FILE NO. 3-16456

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of BAMA BIOTECH, INC., CHINA INSURE HOLDINGS, INC., CHINA NUTRIFRUIT GROUP, LTD., AND SINO CLEAN ENERGY, INC.	INITIAL DECISION ON DEFAULT AS TO THREE RESPONDENTS May 18, 2015

APPEARANCE: Neil J. Welch, Jr., Division of Enforcement, Securities and Exchange Commission

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

On March 24, 2015, the Securities and Exchange Commission (Commission) issued an Order Instituting Administrative Proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), alleging that Respondents have securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and have not filed required periodic reports. The OIP required that Respondents file an Answer to the allegations within ten days after service of the OIP. OIP at 3; 17 C.F.R. § 201.220(b). On April 6, 2015, the Division of Enforcement (Division) filed Declarations of Service (Declarations). The Declarations represent that all Respondents were personally served with the OIP by March 27, 2015. Answers were thus due by April 6, 2015. *See* 17 C.F.R. § 201.141(a)(2)(ii); OIP at 3.

On April 6, 2015, I ordered a telephonic prehearing conference be held on April 13, 2015, and warned that any Respondent that did not file an Answer, appear at the prehearing conference, or otherwise defend the proceeding would be found in default. *Bama Biotech, Inc.*, Admin Proc. Rulings Release No. 2498, 2015 SEC LEXIS 1238; *see* 17 C.F.R. §§ 201.155(a), .220(f), .221(f).

Only the Division and Respondent Sino Clean Energy, Inc., appeared at the prehearing conference on April 13, 2015. As of the date of this Initial Decision, Bama Biotech, Inc. (Bama Biotech), China inSure Holdings, Inc. (China inSure), and China Nutrifruit, Ltd. (China Nutrifruit), (collectively, the three Respondents) have failed to file Answers or otherwise defend the proceeding. Accordingly, I find the three Respondents to be in default and find the allegations in the OIP to be true as to them. *See* 17 C.F.R. §§ 201.155(a), (b), .220(f), .221(f).

Findings of Fact

Bama Biotech (CIK No. 1501804) is a revoked Nevada corporation located in Guangxi Province, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Bama Biotech is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended May 31, 2012.

China inSure (CIK No. 1497031) is a revoked Nevada corporation located in Beijing, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). China inSure is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2012, which reported a net loss of $19,989 for the prior nine months.

China Nutrifruit (CIK No. 753224) is a revoked Nevada corporation located in Daqing, Heilongjiang, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(b) and 12(g). China Nutrifruit is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 2011. As of March 4, 2015, the company's stock (symbol "CNGL") was traded on the over-the-counter markets.

Conclusions of Law

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered with the Commission pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in annual and quarterly reports, even if the registration is voluntary under Exchange Act Section 12(g). Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports and Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports. *See* 17 C.F.R. §§ 240.13a-1, .13a-13. The three Respondents have failed to do so. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *mot. for recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Moreover, the three Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations, or, through their failure to maintain a valid address on file with the Commission, did not receive such letters. *See* OIP at 2. The three Respondents' failure to file timely annual and quarterly reports is a violation of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

Sanctions

Exchange Act Section 12(j) authorizes the Commission, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a class of securities or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the registrant has failed to comply with any provision of the Exchange Act or rules thereunder. In determining the public interest or what is necessary or appropriate for the protection of investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

The failure to file required periodic reports is a serious violation because the reporting requirements of the Exchange Act are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). The three Respondents' violations are recurrent in that each Respondent repeatedly failed to file periodic reports. *See Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). The three Respondents are culpable because they knew, or should have known, of their obligation to file periodic reports. *See* 17 C.F.R. §§ 249.308a, .310 (Commission Forms 10-Q, 10-K); *Robert L. Burns*, Investment Advisers Act of 1940 Release No. 3260, 2011 SEC LEXIS 2722, at *40 n.60 (Aug. 5, 2011) (stating that the Commission has "repeatedly held that ignorance of the securities laws is not a defense to liability thereunder"). By not participating in this proceeding, the three Respondents forfeited an opportunity to show they have made efforts to remedy their past violations and to offer assurances against further violations. On these facts, it is necessary and appropriate for the protection of investors to revoke the registration of each class of the three Respondents' registered securities.

Order

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Bama Biotech, Inc., China inSure Holdings, Inc., and China Nutrifruit, Ltd., is hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice. *See* 17 C.F.R. § 201.360. Pursuant to that Rule, I FURTHER ORDER that a party may file a petition for review of this Initial Decision within twelve days after service of the Initial Decision. *See* 17 C.F.R. § 201.360(b). A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

In addition, a respondent has the right to file a motion to set aside a default within a reasonable time, stating the reasons for the failure to appear or defend, and specifying the nature of the proposed defense. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. *Id.*

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Brenda P. Murray
Chief Administrative Law Judge